[redacted]

11019769

U
SECURITIES AN
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
193

*AB 3/12

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43632

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citation Financial Group, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, 17th F
(No. and Street)

New York	New York	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Murphy 212 618-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York,	New York	10271
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RP 7/19

OATH OR AFFIRMATION

I, Richard J. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citation Financial Group, L.P., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN MILORA
Notary Public, State of New York
No. 01MI4907666
Qualified in Richmond County
Commission Expires October 13, 2013

Signature

Pres. of Corp. Gen'l Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants
1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 F 212.372.1801
www.mcgladrey.com

Independent Auditor's Report

To the Partner
Citation Financial Group, L.P.
New York, New York

We have audited the accompanying statement of financial condition of Citation Financial Group, L.P. (the "Partnership") as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citation Financial Group, L.P. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 26, 2011

Citation Financial Group, L.P.

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash	$ 130,302
Receivable From Clearing Broker	427,281
Loans Receivable	190,000
Prepaid Expenses	33,118
Total assets	$ 780,701
LIABILITIES AND PARTNER'S CAPITAL	
Accrued Employee Compensation and Benefits	$ 94,044
Accrued Expenses and Other Liabilities	45,638
Total liabilities	139,682
Partner's Capital	641,019
Total liabilities and Partner's capital	$ 780,701

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Citation Financial Group, L.P. (the "Partnership") is a partnership formed pursuant to the laws of the State of Delaware. The Partnership is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership deals primarily in debt securities on behalf of institutional customers and other broker-dealers.

The Partnership records transactions in securities and commission revenue and related expenses on a trade-date basis. The Partnership clears its transactions through a broker-dealer on a fully disclosed basis.

Cash represents unrestricted cash held with one major financial institution.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Partnership follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC."

The Partnership follows the provisions of FASB ASC Topic 740, which provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2010, management has determined that there are no uncertain tax positions. The Partnership is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2007.

Note 2. Receivable From Clearing Broker

Receivable from clearing broker represents cash balances on deposit with the Partnership's clearing broker. The Partnership is subject to credit risk should the clearing broker be unable to pay the balance reflected on the statement of financial condition. However, the Partnership does not anticipate nonperformance by this counterparty.

Note 3. Loans Receivable

Loans receivable consists of $150,000 receivable from a majority member of the General Partner. The loan bears interest of 2% per annum. Principal and interest are payable on June 30, 2011.

Loans receivable also consists of $40,000 receivable from an employee. The loan is payable on demand.

Note 4. Income Taxes

As a partnership, the Partnership is not subject to federal and state income taxes. The Partnership is subject to New York City Unincorporated Business Tax.

Note 5. Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Partnership is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2010, the Partnership had net capital of $412,901, which exceeded the minimum requirement by $312,901.

The Partnership is exempt from the provisions of Rule 15c3-3 of the SEC since the Partnership's activities are limited to those set forth in the conditions for exemption pursuant to subsection (k)(2)(ii) of the Rule.

Note 6. Related Party Transactions

The Partnership rents its main office in New York from a member of the General Partner on a month-to-month basis for $2,679 per month. The General Partner also provides back office services to the Partnership at the rate of $3,000 per month.

Note 7. Commitment

The Partnership is committed under a noncancelable operating lease for office space expiring on June 30, 2011. The minimum future lease payment under the lease is $25,800.

Citation Financial Group, L.P.

Statement of Financial Condition

December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Citation Financial Group, L.P.

Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7)

December 31, 2010

McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants
1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 F 212.372.1801
www.mcgladrey.com

To the Partner
Citation Financial Group, L.P.
120 Broadway, 17th Floor
New York, NY 10271

Attention: Richard Murphy

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Citation Financial Group, L.P. (the "Partnership"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and these other specified parties in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 26, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ______________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043632 FINRA DEC
CITATION FINANCIAL GROUP LP 13*13
120 BROADWAY FL 17
NEW YORK NY 10271-1797

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 4493
B.	Less payment made with SIPC-6 filed (exclude interest) ______________ Date Paid	(2060)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2433
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $______________	
H.	Overpayment carried forward $(______________)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______, 20__
and ending ______, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1797110

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1797110

2e. General Assessment @ .0025 $ 4493

(to page 1, line 2.A.)